Exhibit 21.1

List of Subsidiaries

	Name	Place of Incorporation
1.	Montage Semiconductor Holdings Company Limited	Cayman Islands
2.	Montage Technology Holdings Company Limited	Cayman Islands
3.	Montage Technology, Inc.	USA
4.	Montage Semiconductor Hong Kong Company Limited	Hong Kong
5.	Montage Technology Hong Kong Limited	Hong Kong
6.	Montage Technology Company Limited	Hong Kong
7.	Montage Technology Macao Commercial Offshore Limited	Macao
8.	Montage Technology (Taiwan) Co., Ltd.	Taiwan
9.	Montage Technology (Shanghai) Co., Ltd.	PRC
10.	Montage Semiconductor (Shanghai) Co., Ltd.	PRC
11.	Suzhou Montage Microelectronic Technology Co., Ltd.	PRC